September 26, 2025

Ms. Kim McManus

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Longleaf Partners Funds Trust (File No. 333-290104) (the “Registrant”)

Dear Ms. McManus:

We are writing in response to comments you provided telephonically on behalf of the Disclosure Review and Accounting Office of the U.S. Securities and Exchange Commission (the “Staff”) to Jennifer O’Brien on September 15, 2025 with respect to the combined proxy statement/prospectus (the “Proxy Statement/Prospectus”), which is related to the proposed reorganization (the “Reorganization”) of Longleaf Partners International Fund (the “Acquired Fund”) into Longleaf Partners Global Fund (the “Acquiring Fund,” and together with the Acquired Fund, the “Funds”), each a series of the Registrant.

Set forth below are the Staff’s verbal comments together with the Registrant’s responses. Terms used but not defined herein have the same meaning as in the Proxy Statement/Prospectus.

Comment 1:	The section of the Proxy Statement/Prospectus entitled “Questions and Answers” includes the question “Who will pay for the Reorganization?” and a response that indicates that the Acquired Fund and Acquiring Fund will split the cost of the Reorganization. Please disclose whether the cost allocation will differ if the reorganization is not approved.

Response:	The Registrant will revise the response to disclose that if the Reorganization is not approved, Southeastern Asset Management, Inc., investment adviser to the Acquired and Acquiring Fund, will pay the costs of the Reorganization.

Comment 2:	In the “Introduction” section, please update the date reference to the most recent N-CSR to 12/31/2024.

Response:	The Registrant will correct the reference.

Ms. Kim McManus September 26, 2025 Page 2

Comment 3:	In the fee table included in the “Comparison of Fees and Expenses” section of the Proxy Statement/Prospectus, please correct the current total annual fund operating expenses shown for the Acquiring Fund.

Response:	The Registrant will correct the current total annual fund operating expenses shown for the Acquiring Fund.

Comment 4:	In the fee table included in the “Comparison of Fees and Expenses” section of the Proxy Statement/Prospectus, please revise both references to “expense reimbursement” to “fee waiver and/or expense reimbursement” per Instruction 3(e) to Item 3 of Form N-1A.

Response:	The Registrant will make these revisions.

Comment 5:	In footnote 2 to the fee table included in the “Comparison of Fees and Expenses” section of the Proxy Statement/Prospectus, the Acquiring Fund fee waiver must extend for one year from the effective date of the N-14 to be included in the fee table.

Response:	The Acquiring Fund fee waiver is effective through April 30, 2027, and the Registrant will revise footnote 2 to reflect this.

Comment 6:	Please update footnotes 3 and 4 to fee table included in the “Comparison of Fees and Expenses” section of the Proxy Statement/Prospectus to reflect the disclosure in the supplement dated August 25, 2025 to the Acquired Fund’s Prospectus and SAI dated May 1, 2025.

Response:	The Registrant will make these revisions.

Comment 7:	In the table included in the “Capitalization” section of the Proxy Statement/Prospectus, please include adjustments for the Reorganization costs paid by the Funds.

Response:	The Registrant will make these revisions.

Comment 8:	In the table included in the “Capitalization” section of the Proxy Statement/Prospectus, please include footnotes explaining the adjustments for Reorganization costs paid by the Funds.

Ms. Kim McManus September 26, 2025 Page 3

Response:	The Registrant will make these revisions.

Comment 9:	Please file a consent from the Fund’s predecessor auditor.

Response:	The Registrant will file a consent from the predecessor auditor.

Comment 10:	Under Rule 488, the requirements for a Form N-14 filing require that the filing be materially complete, and due to the omission of the consent of the Acquired and Acquiring Fund’s prior independent registered public accounting firm in Part C of the registration statement, the Staff deems the filing to be incomplete. Accordingly, please file a delaying amendment.

Response:	The Registrant filed a delaying pre-effective amendment on September 17, 2025 (Accession No. 0001580642-25-006097).

* * *

We appreciate the opportunity to respond to the Staff’s concerns. Please contact me at 617.728.7133 with any questions regarding the foregoing.

Sincerely,

/s/Jennifer O’Brien

Jennifer O’Brien

cc:	Andrew R. McCarroll
Stephanie Capistron
Emily Parks